United States securities and exchange commission logo





                             September 12, 2022

       Ahmed Fattouh
       Chairman and Chief Executive Officer
       InterPrivate II Acquisition Corp.
       1350 Avenue of the Americas, 2nd Floor
       New York, New York 10019

                                                        Re: InterPrivate II
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed August 12,
2022
                                                            File No. 333-266054

       Dear Mr. Fattouh:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed August 12,
2022

       Cover Page

   1. We note your response to comment 2 that the "parties have not yet determined the terms of the re-allocation"
and that "the Company will provide the requested disclosure in a pre-
                                                        effective amendment to
the Amended Registration Statement." In connection therewith, and in addition to
including a new question and answer on the allocations:

                                                              Please confirm
that you will provide the requested disclosure on the cover page, and that of the
9,333,333 shares held in escrow and the 3,850,000 private warrants held by the sponsor, you
will finalize and include the allocation terms, including the amounts to be
issued and to whom, as well as the related mechanics and timing.
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany 12,
September   NameInterPrivate
                2022          II Acquisition Corp.
September
Page  2     12, 2022 Page 2
FirstName LastName

                In this regard, we also note that the merger agreement attached as Annex A does not appear to contractually provide for the re-allocation of the sponsor's private warrants, and Section 3.03 of the agreement indicates that the escrow share allocation mechanics and amounts have yet to be agreed upon by the parties. Please tell us how the parties plan to contractually finalize the escrow share allocation terms and the private warrants re-allocation terms, and confirm that you will file any associated agreements. Also tell us what consideration you gave to the timing of the allocations, as it appears that Section 3.03 contemplates up to an eighteen-month period for the parties to determine the escrow share allocation terms following the closing of the merger.

                We note that the merger agreement discloses that certain of the escrow shares will be
              "set aside and allocated as agreed upon by Parent and the Company, including for the benefit of some or all of the Non-Redeeming Parent Stockholders." When you
              finalize your disclosure, please also clarify whether certain of the escrow shares may be allocated to the sponsor or EarlyBird Capital, each of whom it appears could be deemed non-redeeming stockholders.

                Last, once the foregoing terms are finalized, please update your discussion of the applicable material tax consequences to also address the consequences to shareholders upon receiving such allocated shares, and address such consequences in the tax opinion from counsel to be filed as exhibit 8.1.
The Background of the Business Combination, page 154

2. We note your response to comment 14, as well as your amended disclosure. Please revise your discussion to discuss how your valuation was done. In this regard, we note your disclosure that "[t]he reduction in the valuation multiples of the comparable companies implied that a similar reduction would be demanded by public market investors with respect to Getaround." Such disclosure does not clarify whether you utilized a multiple in calculating the valuation, and while we note you discuss the comparable companies analysis and projections in your revised disclosure on page 161, such disclosure does not appear to indicate how the parties calculated the valuation (e.g., whether such projections or analyses were utilized in connection with the valuation methodology).
3.       We note your disclosure that    InterPrivate II reviewed a comparable
company analysis
         (similar to what is discussed below under the section titled
"InterPrivate II   s Board of
         Directors    Reasons for the Approval of the Business Combination
Valuation
         Benchmarking")." In connection therewith, please:

                Explain what you mean by "similar" and revise to clarify who prepared such analysis
              (e.g., if this was also Interprivate II   s management). To the
extent that Interprivate II
              reviewed different sets of comparable company analyses, please revise to clarify and
 Ahmed Fattouh
InterPrivate II Acquisition Corp.
September 12, 2022
Page 3
              also include such additional analyses in the proxy statement/prospectus.

                Provide a more robust discussion of the valuation framework and address the reasons that the "comparable company analysis was focused largely on the following valuation framework: Enterprise Value to 2023 Estimated Revenue multiple." In this regard, it appears that this may be the "enterprise value / estimated calendar year
              2023 revenue" framework discussed on pages 174-5, which we note appears to be only one of four frameworks in the "Valuation Benchmarking" disclosure.

                Provide a more robust discussion of how the above-mentioned framework "relied upon the 2023 Estimated Net Revenues amount included" in your discussion of
              Getaround's unaudited prospective financial information. In this regard, we note your discussion of the "key elements of the prospective financial information" does not appear to include "estimated net revenues." Revise accordingly to ensure consistency throughout the proxy statement/prospectus.
4. We note your response to comment 15, as well as your amended disclosure beginning on page 159 that "LionTree assisted Interprivate II in its analysis of the financial projections .
         . . and with developing InterPrivate II   s views on the potential
strengths and weaknesses
         of different valuation frameworks that could be applied to companies that may share similar financial and growth characteristics with Getaround." We also note your discussion on page 161 of Interprivate II's review of such analyses and certain frameworks, which indicates that Interprivate II "focused largely" on a single framework over others. Please revise here to provide a more detailed discussion of LionTree's role in assisting Interprivate II in reviewing such valuation frameworks.
5. We note your response to comment 16, as well as your amended disclosure on page 164
         that the parties desired    to retain broad flexibility to evaluate
and propose a variety of
         potential future incentive structures    and that    they determined
that it would be beneficial
         to defer adopting a specific approach.    We note that the merger
agreement appears to
         include a provision pertaining to the reallocation of the escrow shares, but it does include any provision or reference to the potential reallocation or forfeiture
of the sponsor   s
         warrants. In connection with the parties    decision to defer adopting
a specific approach to
         the incentive structures at signing, please provide a more robust discussion of the decision to agree to a merger agreement provision pertaining to the escrow shares but not the
         sponsor   s private warrants.
6.     We note your response to comment 17, as well as your amended disclosure.
Please
       provide a more robust discussion of the process that led to the parties deciding to allocate a portion of the merger consideration to a PIPE protection amount, including the rationale
FirstName LastNameAhmed Fattouh
       therefor. In this regard, we note it appears it may have been possible for the parties to
Comapany   NameInterPrivate
       preserve the possibilityIIofAcquisition Corp.actually allocating any portion of the merger a PIPE without
       consideration
September             to such
           12, 2022 Page    3 potential PIPE.
FirstName LastName
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany 12,
September   NameInterPrivate
                2022          II Acquisition Corp.
September
Page  4     12, 2022 Page 4
FirstName LastName
7.       We note your disclosure on page 182 that "[i]n connection with
InterPrivate II   s
         evaluation of a potential business combination transaction with Company B . . .
         , InterPrivate II engaged Morgan Stanley pursuant to separate agreements to serve as
         InterPrivate II   s financial advisor and co-placement agent." Please
discuss such
         engagement here to provide shareholders with a complete picture of Morgan Stanley's role as an advisor to InterPrivate II in its search for a target company. InterPrivate II's Board of Directors' Reasons for the Approval of the Business Combination, page
168

8. We note your response to comment 18, as well as your amended disclosure that
         InterPrivate II's board reviewed a sensitivity analysis "given the inherent limitations of the prospective financial information of Getaround." In connection therewith:

                Please revise to highlight in this section that the assumptions of the unaudited prospective financial information "are no longer accurate," as you disclose on page
              176. In particular, please address this issue in your discussion on pages 173-4, where you state that "[t]his prospective financial information formed the basis for
              InterPrivate II's [comparable public company] analysis and are subject to the assumptions described in [such] section . . . ." In revising your disclosure, please
              clarify whether the assumptions were accurate at the time of the board's approval.
              The disclosure appears to indicate that the assumptions would not be accurate, given that they were prepared with an expectation of closing in the second quarter of 2022, the same quarter during which the board approved the transaction.

                Your disclosure and response indicates that InterPrivate II's board reviewed the
              "sensitivity analysis demonstrating the impact of three different Getaround business performance scenarios" in its assessments of the aggregate consideration. To the extent that the board reviewed such analysis, please revise to state as much in your discussion of the aggregate consideration on page 169.
9. We note your disclosure that the sensitivity analysis "showed different scenarios of the future projections" and was based "on a range of estimated Getaround revenues for calendar year 2025 from the most conservative estimate of $602 million to the most optimistic estimate of $825 million." Please revise to clarify who prepared the sensitivity analysis, and as such analysis accounts for a range of estimate revenue projections that
         Interprivate II considered, please tell us whether multiple sets of projections were prepared and delivered to the Getaround board and Interprivate II. If so, please include these in the section entitled "Certain Unaudited Prospective Financial Information of
         Getaround."
10. We note that Getaround's estimated 2025 revenue, as disclosed on page 178, is $780.497 million, which is considerably closer to the more optimistic estimate noted in the sensitivity analysis. Please discuss here whether and how the projections were considered when selecting the conservative and optimistic estimates in this analysis, and to the extent
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany 12,
September   NameInterPrivate
                2022          II Acquisition Corp.
September
Page  5     12, 2022 Page 5
FirstName LastName
         that the projections are deemed to be "optimistic," revise to state as much in your discussion on page 176.
Certain Unaudited Prospective Financial Information of Getaround, page 176

11.      We note your response to comment 19, as well as your amended disclosure that
         management selected the "five-year period based on precedent transaction disclosures, publicly available information provided to Getaround by its financial advisors prior to
         their resignations, and Getaround management   s desire to inform
potential investors of
         Getaround   s planned path to profitability . . . ." To provide
shareholders with additional
         context, please provide a more specific basis for how and why Getaround's management selected a "five-year period" for its forecasts (e.g., elaborate on the precedent transactions and which industry they were in, or provide more disclosure regarding the type and source of publicly available information provided to Getaround). In connection therewith, given the high and sustained growth rate indicated by the projections, please discuss the risks, if any, that such projections could be unrealistic and as such could potentially have resulted in inflated valuation conclusions.
Certain Engagements in Connection with the Business Combination and Related Transactions, page 181

12. We note your response to comment 22 that "none of Morgan Stanley, Goldman Sachs and
         BofA Securities or their respective affiliates was involved in the preparation of . . . the disclosure regarding the projected financial information of Getaround:
(emphasis added).
          Please clarify whether any of these advisors assisted in preparing or reviewing the material underlying the disclosure regarding projected financial information (emphasis added). In this regard, we note your disclosure on page 176 that the
Getaround   s
         management in-part "decided to provide projections over a five-year period based on . . .
         publicly available information provided to Getaround by its financial advisors prior to their resignations . . . ." To the extent that any of the financial advisors did assist in
         preparing such material, please state as much in the proxy statement/prospectus.
13. We also note your response that "[a]s disclosed in the Amended Registration Statement,
         BofA Securities reviewed certain disclosure contained in the Registration Statement."
         Please direct us to the page number where such disclosure appears, or revise the disclosure to discuss the substance of your response to comment 22.
14. We note your response to comment 23, as well as your amended disclosure that "[s]uch actions indicate that neither of these former co-placement agents and financial advisors wants to be associated with the disclosure or the underlying business analysis related to the Business Combination." Please revise to also state that Goldman Sachs and BofA
         Securities' resignations indicate that they are not willing to have the liability associated with their work in this transaction.
15. We note your response to comment 26, as well as your amended disclosure that each of
         Goldman Sachs and BofA Securities "declined to provide the letter and has not otherwise
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany 12,
September   NameInterPrivate
                2022          II Acquisition Corp.
September
Page  6     12, 2022 Page 6
FirstName LastName
         confirmed whether it agrees with the disclosure made in this proxy statement/prospectus relating to their respective terminations." Additionally, please discuss whether the firms discussed the reasons for their resignations and forfeiture of fees with management.
16. We note your response to comment 28. Please disclose and quantify any fees that would have been due to Goldman Sachs and BofA Securities in connection with their roles as financial advisors. Please also quantify the "percentage of the gross proceeds" that would have been due in the event of a PIPE investment.
17. We note your response to comment 29, as well as your amended disclosure that
         "InterPrivate II did not engage Morgan Stanley as a financial advisor, placement agent or in any other capacity in connection with the Business Combination" (emphasis added). In connection therewith, please make the following revisions:

                Revise to reconcile this with your discussion of the business combination marketing agreement, which indicates that InterPrivate II did engage Morgan Stanley in an advisory capacity in connection with the business combination. In this regard, we also note your disclosure that "the services to be provided by each of Morgan
              Stanley, Goldman Sachs and BofA Securities were complete or substantially complete at the time of the resignations," which appears to indicate that Morgan
              Stanley did perform certain agreed-upon services and that such services were at least substantially complete prior to Morgan Stanley's removal from the business combination marketing agreement on July 5, 2022.

                Disclose the date upon which "InterPrivate II determined not to engage Morgan
              Stanley . . . to otherwise perform the services under the business combination marketing agreement in connection with the Business Combination because Morgan
              Stanley was engaged as a financial advisor to a competitor of Getaround." In this regard, it appears that such decision was made after March 9, 2021 but before May
              11, 2022.
18. We note your response to comment 30, as well as your disclosure on page 183 that "[t]he resignations of Goldman Sachs and BofA Securities, including its waiver of fees for services that had already been rendered, is unusual and some investors may find the
         Business Combination less attractive as a result." Please also address the unusual nature of Morgan Stanley's resignation and waiver. Additionally, tell us whether you are aware of any disagreements with Morgan Stanley regarding the disclosure in your registration statement, and disclose whether Morgan Stanley provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Morgan
         Stanley was waiving deferred fees, despite already substantially completing their services, please indicate so in your registration statement. Last, please revise the risk factor disclosure on page 106 to explicitly clarify that Morgan Stanley has performed substantially all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated, if true, as your disclosure on page 184 indicates that Morgan
         Stanley at least substantially completed its required services.
 Ahmed Fattouh
InterPrivate II Acquisition Corp.
September 12, 2022
Page 7
Material U.S. Federal Income Tax Considerations for Holders of Class A Stock, page 211

19. We note your response to comment 33. Please provide disclosure as to the tax consequences of the merger in this section and file an opinion as an exhibit to the
         registration statement. In this regard, we note that if the tax consequences are material to the transaction as a whole, which we believe to be the case with respect to the merger, then disclosure and an appropriate tax opinion are required with respect to the transaction as a whole. If there is uncertainty regarding the tax treatment of the merger, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion.
Information about Getaround, page 249

20. We note your response to comment 36, as well as your amended disclosure that your definition of "active cars" includes connected cars and that your definition of "connected cars" includes vehicles "regardless of whether they are shared on our marketplace."
         Please tell us why you include cars not shared in your marketplace as "active cars" and/or revise accordingly to reconcile with your statement that "Getaround is a global marketplace, with approximately 66,000 active cars." In this regard, such disclosure appears to indicate that there are 66,000 active cars in your marketplace, but your definition of active cars indicates that certain active cars may not be shared on your marketplace.
21.    We note your response to comment 38 that "the majority of Getaround   s
revenue comes
       from hosts with more than one car listed, and not because of any meaningful difference in other characteristics or behaviors of Powerhosts relative to those of regular hosts." Please explain how the differences between your single-car hosts and Powerhosts are not meaningful, or alternatively revise your disclosure to highlight the difference and include a breakdown of such revenue to provide shareholders with additional context regarding your revenue model. In this regard, we note your press release, dated March 5, 2021, in which your Chief Operating Officer stated that you had "started to see an increase in
       Power Hosts with fleet sizes that have grown from an average of eight cars last year to 12 cars this year, and even have Power Hosts with dozens of cars" (emphasis added). Your website also distinguishes between the characteristics of single-car hosts, small-fleet
FirstName LastNameAhmed Fattouh
       power hosts and large-fleet power hosts, and you state that that "[l]ike the small-fleet
Comapany    NameInterPrivate
       owner,  [the large-fleet II Acquisition
                                power  host] is Corp.
                                                likely a medium to large
company using car sharing
       to increase a pre-existing
September 12, 2022 Page 7          fleet   s income  during idle hours."
FirstName LastName
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany 12,
September   NameInterPrivate
                2022          II Acquisition Corp.
September
Page  8     12, 2022 Page 8
FirstName LastName
Getaround Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Comparison of the Years Ended December 31, 2021 and 2020
Total Revenues, page 296

22. We note your response and related revisions to comment 48 including what appears to be a hypothetical statement contemplating "same or higher number of booked trips." Given that your actual number of booked trips decreased both in the interim period of 2022 and the fiscal year 2021 compared to previous periods, please revise to discuss the impact of the decrease in booked trips for the periods presented. In addition, we note that the explanation for the service revenue increases for the 2022 interim period and the fiscal year 2021 is substantively the same despite the percentage of the increase being materially different from each other. Please revise to meaningfully explain the fluctuations in the results for each period. Finally, please tell us how you considered other factors that may contribute to fluctuations in results such as the number of cities/countries served, expansion of existing markets, partnerships with other companies/distribution channels, etc.
Non-GAAP Financial Measures
Trip Contribution Profit and Trip Contribution Margin, page 303

23. We note your response and related revisions to comment 46 indicating that you view net loss as the most directly comparable GAAP measure for reconciliation of your non-GAAP financial measures. Although we understand that you do not report gross margin in your financial statements, we believe that gross margin as defined in GAAP represents the most directly comparable GAAP financial measure that should be identified and used in your reconciliation to comply with the requirements of Item 10(e)(1)(i)(B) of Regulation S-K.
         Accordingly, please revise your presentation to reconcile your non-GAAP financial measures to a fully loaded gross margin as defined in GAAP. In addition, revise to disclose the fully loaded GAAP gross profit margin with equal or greater prominence in the fifth paragraph on page 250 where you disclose the trip contribution margin.
Security Ownership of Certain Beneficial Owners and Management of InterPrivate II, page 376

24. We note your response to comment 52, as well as your amended disclosure in footnote (9)
         that "[e]ach of the aforementioned entities and individuals disclaims beneficial ownership of the shares held of record by any other entity or individual explicitly named in this
         footnote except to the extent of such entity or individual   s
pecuniary interest therein, if
         any" (emphasis added). Please note that beneficial ownership is not determined based on pecuniary interest. Please revise to clarify here that the persons listed are the beneficial owners of the securities given their authority over the voting and/or investment power over such securities. Please refer to Instruction 2 to Item 403 of Regulation S-K and Rule
         13d-(3)(a) of the Exchange Act.
 Ahmed Fattouh
FirstName
InterPrivateLastNameAhmed     Fattouh
             II Acquisition Corp.
Comapany 12,
September   NameInterPrivate
                2022          II Acquisition Corp.
September
Page  9     12, 2022 Page 9
FirstName LastName
Getaround, Inc.
Notes to Consolidated Financial Statements
General, page F-74

25. We note in your response to comment 56 that Getaround does not sell the Connect IoT device to the hosts. Please clarify that the device is sold by a third party and therefore no related fees are recognized. Additionally, please disclose the information provided in your response.
2. Summary of Significant Accounting Policies
Costs and Expenses, page F-80

26. We note your response and related revision to comment 55. Considering your disclosures throughout the document highlighting the importance and the reliance on continued
         innovation in your technology and marketplace including your proprietary platform and fourth generation hardware, and your disclosures regarding your technology and product development expenses which include prototypes, product testing and testing equipment, and compensation and related personnel costs associated with the development of your software, hardware, and user experience, please explain to us how research and development expenses incurred were not material.
27. We note your response to comment 60. It appears there are certain costs in Operations and
         Support Expenses, and Technology and Product Development Expenses that relate directly to a revenue stream and/or transactions between the hosts and the guests, and to maintenance of your platform - e.g. auto insurance, claims, customer relationships, and compensation and related personnel costs associated with the maintenance of your software, hardware, and user experience. Given the nature of these expenses, please tell us why these costs are not included in Cost of Revenue.
19. Related-Party Transactions, page F-117

28. We note your response and revisions to comment 66 and reissue our comment in part.
         Please revise to disclose all relevant terms and information related to your stockholder notes with your founders and board members in the Certain Getaround Relationships and
         Related Party Transaction section starting on page 315. In this regard, relevant terms and information related to 2018 stockholder notes appear to be missing.
Exhibit Index, page II-4

29. We note your response to comment 3, as well as your amended disclosure that "the shares of Class A Stock the Consenting Getaround Stockholders receive in the Business
         Combination will not be registered under the Securities Act and will be subject to restrictions on resale." We note that Exhibit 107 contemplates the registration of all
         "45,000,000 shares that may be issued as earnout consideration following the Business
         Combination." As it appears that such Consenting Getaround Stockholders may receive
 Ahmed Fattouh
InterPrivate II Acquisition Corp.
September 12, 2022
Page 10
       such registered earnout shares, please revise the fee table or alternatively provide us with your analysis as to how such proposed registration is consistent with
the staff   s views on
       the registration of offers and sales where lock-up agreements are used, pursuant to
       Question 239.13 of the staffs Securities Act Sections Compliance and Disclosure
       Interpretations.
General

30. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
       Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
       You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any other questions.



                                                              Sincerely,
FirstName LastNameAhmed Fattouh
                                                              Division of
Corporation Finance
Comapany NameInterPrivate II Acquisition Corp.
                                                              Office of Trade &
Services
September 12, 2022 Page 10
cc:       Laurie L. Green
FirstName LastName